Exhibit 10.2

RETENTION BONUS AND AMENDMENT OF EXECUTIVE RETENTION AGREEMENT

This is an agreement (the “Agreement”) between Iomega Corporation (“Iomega”) and its executive, Thomas D. Kampfer (“Executive”), dated as of December 12, 2007. Except as otherwise defined herein, capitalized terms used in this Agreement shall have the same definition as provided in the Share Purchase Agreement or the Executive Retention Agreement referred to below, as applicable.

WHEREAS, Executive holds a key leadership position at Iomega and Iomega seeks to ensure that Executive will remain engaged in his current role and perform any additional responsibilities requested by Iomega’s Board of Directors in connection with and following a planned strategic transaction reflected in the Share Purchase Agreement dated December 12, 2007 (the “SPA”) between Iomega, ExcelStor Great Wall Technology Limited, a Cayman Islands company, and Shenzhen ExcelStor Technology Limited, a PRC company (the “Transaction”);

WHEREAS, Iomega and Executive are parties to an Executive Retention Agreement dated as of February 24, 2006 (the “ERA”) that remains in effect, but the benefits of which are contingent upon a Change in Control (as defined in the ERA);

WHEREAS, the Transaction would be a Change in Control under the ERA and would qualify as a change in control for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), allowing triggering of certain benefits;

WHEREAS, to provide incentives for Executive to stay employed in good standing, full time at Iomega for at least three years following the Closing, and to narrow the definition of “Good Reason” for Executive to resign with severance paid under the ERA, Iomega and Executive hereby agree that Executive will be entitled to receive as a retention bonus amounts set forth below;

WHEREAS, nothing herein shall constitute a guarantee of employment and Executive shall continue to serve Iomega “at will” and may be terminated or resign at any time;

THEREFORE, effective upon the Closing Date (as defined in the SPA) of the Transaction, Iomega and Executive agree as follows:

A. Effective upon the Closing (as defined in the SPA), in return for the promises and amendments stated below, Iomega agrees as follows:

(1) Iomega will pay Executive $466,000 (payable in six installments of $77,666.66 with first payment payable in the next pay period after Closing and the remaining five payments in the last pay period of each month thereafter, if, but only if, Executive is employed by Iomega as of such payment dates.

(2) Iomega will pay Executive $186,000 on the first pay date following the first anniversary of the Closing, if, but only if, Executive is employed by Iomega as of such first anniversary.

(3) Iomega will pay Executive $140,000 on the first pay date following the second anniversary of the Closing, if, but only if, Executive is employed by Iomega as of such second anniversary.

(4) Iomega will pay Executive $139,875 on the first pay date following the third anniversary of the Closing, if, but only if, Executive is employed by Iomega as of such third anniversary

(5) In the event that Executive’s employment ends before the third anniversary of the Closing:

(a)	If such cessation of employment is as a result of death, Disability, a resignation by Executive for Good Reason (as Good Reason is amended herein), or termination of employment by Iomega without Cause, or termination by Iomega within the first three years from Closing as a result of a second Change of Control, then the balance of the payments in A(1)-(4) shall accelerate and shall be payable within 30 days, and Executive shall also be entitled to any benefits applicable following a Change of Control under 4.2(a)(ii) and (a)(iii) of the ERA.

(b)	If such cessation of employment is for termination of employment with Cause, or resignation by Executive without Good Reason, no further payments shall be made and no further sums shall be due to Executive pursuant to A(1)-(4) above, and no further sums shall be due to Executive pursuant to the ERA (other than the Accrued Obligations and the Other Benefits (each as defined in the ERA)).

B. Amendments to ERA. Effective upon the Closing:

(a) Section 2 (Term) of the ERA shall be deleted in its entirety and replaced with the following:

“This Agreement, and all rights and obligations of the parties hereunder, shall expire upon the Executive’s cessation of employment at Company and Company’s completion of promised performance of promises hereunder to Executive.”

(b) The definition of Good Reason is amended and superseded such that the next to last paragraph of Section 1.4 of the ERA (which provision would permit a resignation during a 30 day period following the first anniversary of a Change in Control (a “Walk Right”) to be treated as Good Reason (as defined in the ERA)); hence, the following is deleted for this Transaction (effective upon Closing): “In addition, the termination of employment by the Executive for any reason or no reason during the 30-day period beginning on the first anniversary of the Change in Control Date shall be deemed to be termination for Good Reason for all purposes under this Agreement.”

(c) ERA Section 4.2(a)(i)(2) is amended such that amounts due to Executive thereunder are subject to the following reduction, in the event of an additional Change in Control after the Transaction but within three years of the Closing, involving a company connected with China Electronics Corporation or Great Wall Technology Company Ltd.: The total payments due to Executive in the event of an additional Change of Control within three years of the Closing shall be minus payments made already to or on behalf of Executive under Section A, above. If such additional Change of Control occurs more than three years after the Closing, there shall be no reduction to the payments to Executive under the ERA despite the payments made to Executive under Section A, above. Notwithstanding any of the foregoing, this amendment to Section 4.2(a)(i)(2) shall apply only to any subsequent Change of Control that is the result of an event or occurrence solely caused by an entity in which either China Electronics Corporation or Great Wall Technology Company Ltd. holds, directly or indirectly, at least a 20% equity interest, and shall not apply to any other Change of Control.

C. This Agreement shall be null and void if a) the Transaction is terminated without Closing, b) the Executive and Iomega fail to mutually agree upon and fully execute a revised employment agreement including, among other provisions, title, responsibilities, compensation, reporting structure, and job location, and other customary terms and conditions prior to Closing, or c) the Transaction does not Close by December 31, 2008. In event this Agreement becomes null and void, the ERA will remain in full force and effect and in the identical form as the signed February 24, 2006 ERA.

D. All payments and benefits under A(1)-(4) of this Agreement and the ERA are subject to Executive’s executing and not revoking a mutually agreed upon release in favor of Iomega and persons and entities related to it (not to include a release of claims or potential claims against Executive), of claims associated with the ERA, changes of control that have occurred as of the date of any such payments, or any past employment issues.

E. Executive’s payments and benefits shall be subject to mandatory tax and other required withholding. If and to the extent any portion of any payment, compensation or other benefit provided to Executive in connection with his separation from service (as defined in Section 409A of the Code is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and Executive is a specified employee as defined in Section 409A(a)(2)(B)(i), as determined by Iomega in accordance with its procedures, by which determination Executive hereby agrees that he is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of separation from service (as determined under Section 409A (the “New Payment Date”), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to Executive during the period between the date of separation from service and the New Payment Date shall be paid to Executive in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule. For purposes of this Agreement, the ERA, and Executive’s Employment Agreement, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Section 409A, and any payments described in those agreements that are due within the “short term deferral period” as defined in Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Neither Iomega nor Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A. This Agreement is intended to comply with the provisions of Section 409A and the Agreement shall, to the extent practicable, be construed in accordance therewith. Notwithstanding the foregoing, to the extent that the any payment or benefit to Executive shall be deemed not to comply with Section 409A, then neither Iomega, the Board nor its or their designees or agents shall be liable to Executive or any other person for any actions, decisions or determinations made in good faith.

This Agreement may be amended or modified only by a written instrument executed by both Iomega (with approval of the Board or applicable Board committee, as applicable) and the Executive. Facsimile signatures shall be sufficient to bind either party hereto.

This Agreement is hereby made part of, and incorporated into, the ERA. Except as expressly amended above, the ERA remains unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

IOMEGA CORPORATION

By:	/s/ Jonathan Huberman
Jonathan Huberman
Chief Executive Officer

/s/ Thomas D. Kampfer
Thomas D. Kampfer, individually

cc: Stephen David, Board Chair